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                            February 17, 2022

       Jennifer F. Scanlon
       President and Chief Executive Officer
       UL Inc.
       333 Pfingsten Road
       Northbrook, Illinois 60062

                                                        Re: UL Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
18, 2022
                                                            CIK No. 0001901440

       Dear Ms. Scanlon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 18, 2022

       Cover Page

   1. Please amend your prospectus cover page to disclose, as you do on page 59, that you will be a "controlled
company" upon completion of this offering.
       Prospectus Summary, page 1

   2. We note your risk factor disclosure beginning on page 56 regarding the risks related to your indebtedness.
Where you discuss your results of operations, including your revenue, net income, and
Adjusted EBITDA, please discuss and quantify your current
                                                        indebtedness.
 Jennifer F. Scanlon
FirstName
UL Inc. LastNameJennifer F. Scanlon
Comapany17,
February    NameUL
              2022 Inc.
February
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Market and Industry Data, page 2

3. We note your disclosure that certain sources upon which management relied "were published before the COVID-19 pandemic and therefore do not reflect any impact of
         COVID-19 on any specific market or globally, and the approach taken by certain studies published subsequent to the outbreak of the COVID-19 pandemic may vary in terms of how they account for or attempt to mitigate the impact of the pandemic." Considering the length of time that the COVID-19 pandemic has been ongoing, and given the significant impact of the COVID-19 pandemic globally, please tell us why you believe relying upon sources that do not reflect the COVID-19 pandemic is appropriate.
Our Company, page 4

4. Please disclose by what measure you are "a global safety science leader" (e.g., by revenue, number of customers, etc.).
Our Competitive Strengths, page 8

5. We note your reference here and throughout your filing to "our study." Please describe this study, including its parameters, and the specific data from the study supporting your statements throughout the filing.
Our Industry, page 8

6. You disclose that "[a]ccording to a leading global consulting firm, the size of the global
         TIC market in 2020 is estimated to be approximately $230 billion, growing to approximately $270 billion by 2024, representing a future CAGR of 4.0 to 4.5%." Please identify the consulting firm. As appropriate, identify the sources for your disclosure throughout the description of your industry, and throughout your filing.
7. We note your disclosure that "[a]ccording to UL studies based on data covering certain markets across the globe from independent third-party sources, the UL brand ranked number one out of 42 global certification brands on brand strength in 2019, and is the most requested TIC brand mark by consumers (57% vs. 37%) according to our 2017 study and by retailers (51% vs. 41% for the next highest brand)." Please disclose whether these trends have continued into more recent periods, including 2020 and 2021. Please also identify the "third-party sources" and "certain markets."
Summary Risk Factors, page 12

8. We note your disclosure that "[c]hanges in U.S. and Chinese regulations could have a material adverse effect on our business, financial condition, results of operations, our ability to raise capital and the market price of our Class A common stock." Please enhance the disclosure in your summary of risk factors to provide more detail describing the regulatory, liquidity, and enforcement risks related to doing business
         in China, with cross-references to the more detailed discussion of these risks in the
 Jennifer F. Scanlon
FirstName
UL Inc. LastNameJennifer F. Scanlon
Comapany17,
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              2022 Inc.
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         prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations in China at any time, which could result in a material change in your operations. Reorganization, page 14

9. Please include an organizational chart illustrating the impact of the Reorganization and this offering on your corporate structure.
Risk Factors
"For certain of our services, we face a long selling cycle . . .", page 29

10. We note your disclosure that "[f]or certain of our services, such as in connection with our new mobility customer operating unit, we face a long selling cycle to secure new agreements." Please clarify how you define and determine a "selling cycle," and what is meant by "long."
"Our earnings and profitability may vary . . .", page 31

11. In an appropriate place in your filing, please briefly describe "time-and-materials" and
         "cost-plus" agreements, including the typical terms of each. Risks Related to Conducting Business in China, page 33

12. Revise your risk factors in this section to more specifically address the risks posed by the
         UL-CCIC joint venture, which you have consolidated as a VIE, including:

                Explain whether the JV/VIE structure is used to provide investors with exposure to foreign investment in a China-based company where Chinese law prohibits direct foreign investment in the operating companies. Acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and could result in a change in the value of the securities you are registering for sale, including that it could cause the value of such securities to decline;

                Disclose that investors may never hold equity interests in UL-CCIC, that UL-CCIC is consolidated for accounting purposes but is not an entity in which the company owns equity, describe how and why the contractual arrangements with UL-CCIC may be less effective than direct ownership, and that the company may incur substantial costs to enforce the terms of the arrangements. Any references to control or benefits that accrue to you because of the arrangement with UL-CCIC should be limited to a clear description of the conditions you have satisfied for consolidation of the JV/VIE under
              U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of UL-CCIC for accounting purposes;
 Jennifer F. Scanlon
UL Inc.
February 17, 2022
Page 4

                Acknowledge that if the PRC government determines that the contractual arrangements constituting part of the UL-CCIC joint venture do not comply with
              PRC regulations, or if these regulations change or are interpreted differently in the future, a material adverse effect on your operations may result if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of UL-CCIC;

                Describe how cash is transferred between UL-CCIC and the company and disclose your intentions to distribute earnings or settle amounts owed under the JV agreement.
              State whether any transfers, dividends, or distributions have been made to date between you, UL-CCIC, or to investors, and quantify the amounts where applicable;

                Describe any restrictions on foreign exchange and your ability to transfer cash between the company and UL-CCIC, across borders, and to U.S. investors, and any restrictions and limitations on your ability to distribute earnings from UL-CCIC to the company and U.S. investors as well as the ability to settle amounts owed under the JV agreement; and

                Disclose, if true, that the JV agreement has not been tested in a court of law.
13.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         UL-CCIC's business, please revise to highlight separately the risk that the Chinese government may intervene or influence its operations at any time, which could result in a material change in your operations. Address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business.
14. Disclose each permission or approval that you and UL-CCIC are required to obtain from
       Chinese authorities to operate your business. State whether you or UL-CCIC are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
       Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve UL-CCIC's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, please address the applicability of new CAC regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and the two most recent draft regulations proposed by the CSRC. Please also describe the consequences to you and your investors if you or UL-CCIC: (i) do not receive or maintain such
FirstName LastNameJennifer F. Scanlon
       permissions or approvals, (ii) inadvertently conclude that such permissions or approvals
Comapany    NameUL
       are not         Inc.or (iii) applicable laws, regulations, or
interpretations change and you are
               required,
       required
February         to obtain
          17, 2022 Page 4such permissions or approvals in the future. FirstName LastName
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Comapany17,
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              2022 Inc.
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Risks Related to Third Parties
"Our business depends substantially on the level of our customer satisfaction . .. .", page 46

15. We note your disclosure that "[o]ur customer renewal rates may decline or fluctuate as a result of a number of factors." Please provide your customer renewal rates for the periods presented in the filing.
"The substantial ownership of our common stock by ULS . . .", page 58

16. Please disclose the percentage of outstanding shares that ULS must keep to continue to control the outcome of matters submitted to shareholders for approval.
17. We note your disclosure that the interests of ULS may not coincide with the interests of other holders of your capital stock. Please include more detailed disclosure regarding any conflicts of interests that may arise due to the fact that ULS and Underwriters
         Laboratories are non-profit organizations.
"Conflicts of interest may arise . . .", page 60

18. We note your disclosure on page 154 regarding the corporate opportunities provision in your Amended Charter. Please specifically address this provision in this risk factor.
"Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock . . .", page 61

19. Please discuss the potential dilutive impact of future issuances of Class B shares and the conversion of Class B shares into Class A shares.
"Our Amended Charter will provide that . . .", page 64

20. Please revise this risk factor to specify that there is uncertainty regarding the enforceability of your exclusive forum provision because it does not afford the concurrent jurisdiction provided by Section 22.
Dilution, page 72

21. Please tell us why you do not reflect the Second Special Cash dividend or the closing of the Credit Facility in the calculation of your pro forma net tangible book value.
Dividend Policy, page 72

22. We note your disclosure that you intend to make a regular quarterly cash distribution on your common stock and that you recently declared special dividends of an aggregate of
         $1.8 billion to ULS in connection with the Reorganization. Please disclose whether you currently expect that comparable cash dividends will continue to be paid in the future. Refer to Item 201(c) of Regulation S-K.
 Jennifer F. Scanlon
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UL Inc. LastNameJennifer F. Scanlon
Comapany17,
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              2022 Inc.
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Management's Discussion and Analysis of Financial Condition and Results of Operations, page
75

23. We note that you highlight your customer retention rate for your largest 500 customers.
         Please disclose how you calculate customer retention rate, tell us whether management uses your customer retention rate in assessing the performance of the business, and tell us what consideration you have given to including this metric in your discussion of key operating metrics.
Business, page 96

24. Please revise to discuss your material suppliers. In this regard, we note your disclosure on page 45 that your ability to provide services to your customers and operate your global business requires that you work with certain third-party providers, including software vendors and network and cloud providers, and we note your disclosure on page 28 that you currently fulfill label orders through one supplier in the United States, and any prolonged business disruption or shutdown to one or more of their facilities or a deterioration in your relationship with them could have a material adverse effect on your business, financial condition and results of operations. To the extent you have entered into any agreements with a material supplier, please disclose the material terms of such agreements and file the agreements as exhibits to the registration statement.
Our Industry, page 98

25. We note your disclosure that Underwriters Laboratories has developed more than 1,600 standards, which you test and certify against on a daily basis, and we also note your disclosure that governments' and industry groups' adoption of international standards and the setting of unique requirements continues to drive increased demand globally for your
         TIC services. To provide investors with additional context about the effects of government standards on your business, to the extent practicable, please disclose the breakdown of revenue generated by certifications against Underwriters Laboratories' standards and certifications against governments' and industry groups'
         standards.
Government Regulation and Compliance, page 110

26. We note your disclosure describing the regulations to which you are subject generally.
         Please enhance your disclosure to discuss the specific regulations and regulatory bodies that materially affect your business and operations. Include a discussion of the material effects that compliance with government regulations may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(2)(ii) of Regulation S-
         K.
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Compensation Discussion and Analysis
Primary Components of Our Executive Compensation Program, page 126

27. Please elaborate on how the relative mix of compensation awards between your CEO and your other NEOs and across all NEOs reflects your executive compensation philosophy, and discuss the basis for allocating compensation to each different form of award. Refer to Item 402(b)(2) of Regulation S-K.
2021 AEIP Awards, page 127

28. We note your disclosure that you use the non-GAAP measure AOI in determining AEIP awards, and that AOI is equal to the profit earned from normal business operations of the
         Company and its subsidiaries and excludes profit generated from investments and non-
         operating items, in each case as determined by your board of directors in its sole discretion. Please disclose how AOI was calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. Principal and Selling Stockholders, page 146

29. Please identify the natural persons who hold voting or dispositive control over the shares beneficially owned by Underwriters Laboratories, the sole member of ULS, Inc.
Certain Relationships and Related Party Transactions, page 148

30. Please confirm that you will file the Corporate Support Services Arrangements and
         Standards Arrangement as exhibits to your registration statement, or tell us why you believe you are not required to do so. Please also confirm that you will file the
         Stockholders' Agreement when it is executed. See Item 601(b)(10) of Regulation S-K.
Exhibits

31. We note your disclosure on page 134 that you have entered into employment agreements with your NEOs. Please include such agreements in your exhibit index and file the agreements as exhibits to the registration statement.
General

32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Rule 163B of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 Jennifer F. Scanlon
FirstName
UL Inc. LastNameJennifer F. Scanlon
Comapany17,
February    NameUL
              2022 Inc.
February
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       You may contact Keira Nakada at 202-551-3659 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Cathy A. Birkeland, Esq.